April 24, 2009

SENT VIA FEDERAL EXPRESS

AND FACSIMILE (202-772-9202)

Millwood Hobbs

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Family Dollar Stores, Inc. Form 10-K for the Fiscal Year Ended August 30, 2008 Filed October 28, 2008 Definitive Proxy Statement on Schedule 14A Filed December 12, 2008 File No. 001-06807

Dear Mr. Hobbs:

As discussed during our telephone conversation yesterday, you have agreed to grant Family Dollar an extension until May 5, 2009 to submit our response to the April 13, 2009 letter from H. Christopher Owings. Further, per your request, we have attached a copy of the bullet point summary of the issues that we previously submitted to you on April 21, 2009.

Should you have any additional questions, please feel free to contact me at (704) 849-7427 or Marty Sowers, SVP of Finance, at (704) 847-6961 ext 4284.

Sincerely yours,

\s\ James C. Snyder, Jr.
James C. Snyder, Jr.
SVP, General Counsel & Secretary

P.O. BOX 1017 • CHARLOTTE, NORTH CAROLINA 28201-1017 • (704) 847-6961

April 21, 2009

VIA FEDEX

FAX 202-772-9202

Millwood Hobbs

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 30, 2008

Filed October 28, 2008

Definitive Proxy Statement on Schedule 14A

Filed December 12, 2008

File No. 001-06807

Dear Mr. Hobbs:

As discussed during our telephone conversation on Friday, April 18, 2009, please find enclosed the bullet point explanation of the issues we would like to discuss with you during our telephone conversation on Thursday, April 23, 2009 (scheduled for 3:30 pm EST.)

Should you have any questions regarding these bullet points, please contact Marty Sowers, SVP of Finance, at (704) 847-6961 ext 4284.

Sincerely Yours,

\s\ Jacob J. Modla
Jacob J. Modla
VP, Deputy General Counsel

P.O. BOX 1017 • CHARLOTTE, NORTH CAROLINA 28201-1017 • (704) 847-6961

Discussion Points For Call With Milwood Hobbs

•

Comment 1 - We would like to discuss in more detail why our proposed cross-references to notes in our financial statements do not seem to sufficiently address the significant estimates. We would also like to discuss any particular estimates for which the cross-references to the financial statement notes would not include disclosure of the amount of the estimate.

•

Comment 2 - We would like to discuss in more detail why we feel the self-insurance liabilities are accrued expenses similar to accrued compensation and benefits, and not a reserve account or contra-asset account subject to Schedule II.

•	Comment 3 - We would like to discuss the organization of our store field management and explain why we believe this organization does not give rise to more than one operating segment.

•

Comment 4 - We want to clarify that the request to identify the companies in the Hay Retail Industry Database is a request to provide the list of these companies to the SEC as a part of our comment response.

P.O. BOX 1017 • CHARLOTTE, NORTH CAROLINA 28201-1017 • (704) 847-6961